July 25, 2005



Mail Stop 4561


VIA U.S. MAIL AND FAX 1-314-506-5560

Mr. Eric H. Brunngraber
Chief Financial Officer
Cass Information Systems
13001 Hollenberg Drive
Bridgeton, Missouri 63044


RE:	Cass Information Systems
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
File no. 333-44497

Dear Mr. Brunngraber:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2004

Consolidated Statements of Income, page 25

1. Tell us your basis for recording gains from the sale of investment securities within revenues. Reference is made to Rules 5-03 and 9-04 of Regulation S-X.



Notes to Financial Statements, page 28

Note 1. Summary of Significant Accounting Policies, page 29

2. Please expand on your accounting policy as it relates to your information services revenue. Specifically, tell us how you earn and record revenue from each of your three revenue streams, freight, utility and telecommunication.

Note 7. Equity Investments in Non-Marketable Securities, page 36

3. We note that you converted your investment in a private imaging company from a convertible debenture into Common Stock and own a 19.99% equity interest. We also note that your policy for non-marketable equity investments in which the Company owns less than 20%
is accounted for under the cost method. Tell us how you recorded this investment on your financial statements given your funding commitments and your basis in GAAP for your treatment.

*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3413 if you have questions.


						Sincerely,



      Cicely D. Luckey
      Branch Chief



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Mr. Brunngraber
Cass Information Systems, Inc.
July 25, 2005
Page 1